Advanced Flower Capital Inc.
477 S. Rosemary Ave., Suite 301
West Palm Beach, FL 33401

April 22, 2025

Via EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Re:	Advanced Flower Capital Inc. Registration Statement on Form S-3 (Registration No. 333-286604)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on April 25, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Advanced Flower Capital Inc. (the “Company”) or its counsel may request via telephone call to the staff.

Please contact Jeeho Lee of O’Melveny & Myers LLP, counsel to the Company, at 212-326-2266, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely,

Advanced Flower Capital Inc.

By:	/s/ Daniel Neville
Daniel Neville
Chief Executive Officer

cc:          Jeeho M. Lee, Esq.